FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

China Distance Education Holdings Limited

Form 6-K

TABLE OF CONTENTS

Page
Signature	3

Exhibit 99.1 — Press Release dated November 20, 2013	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: November 21, 2013

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results

for the Fourth Quarter and Fiscal Year 2013

4Q13 Net Revenue Up 61.7% to $27.1 Million, Exceeding Previous Guidance

4Q13 Net Income Up 145.1% to $9.1 Million

Declares Annual Cash Dividend of $0.15 per Ordinary Share or $0.60 per ADS

BEIJING, China, November 20, 2013 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced financial results for the fourth quarter and fiscal year 2013 ended September 30, 2013 and declared a cash dividend.

Fourth Quarter Fiscal 2013 Financial and Operational Highlights

•	Total course enrollments reached 767,800 in the quarter, an increase of 9.1% from the fourth quarter of fiscal 2012.

•	Cash receipts from online course registration increased 47.0% to $13.0 million.

•	Net Revenue increased by 61.7% to $27.1 million from $16.7 million in the prior year period and exceeded the Company’s previous guidance range.

•	Gross profit increased by 85.8% to $18.4 million from $9.9 million in the prior year period. Gross margin was 68.1%, compared to 59.3% in the prior year period.

•	Operating income increased 122.6% to $11.1 million from $5.0 million in the prior year period.

•	Net income increased 145.1% to $9.1 million from $3.7 million in the prior year period.

•	Basic and diluted net income per American Depositary Share (“ADS”) was $0.269 and $0.266, respectively, representing an increase of 144.5% and 141.8%, respectively, as compared to basic and diluted net income per ADS of $0.110, for the fourth quarter of fiscal 2012. Each ADS represents four ordinary shares.

•	Operating cash flow increased by 166.0% to $7.0 million from $2.6 million in the fourth quarter of fiscal 2012.

Fiscal Year 2013 Financial and Operational Highlights

•	Total course enrollments from continuing operations were 2.7 million, representing an annual increase of 22.6%.

•	Net revenues from continuing operations for fiscal year 2013 increased 37.0% to $71.4 million.

•	Gross profit from continuing operations for fiscal year 2013 increased 42.8% to $41.4 million. Gross margin from continuing operations were 58.1% and 55.7% in fiscal year 2013 and 2012, respectively.

•	Operating income from continuing operations increased 68.8% to $16.0 million.

•	Net income increased 65.2% to $13.6 million in fiscal 2013.

•	Basic and diluted net income per ADS was $0.401 and $0.398, respectively, compared to $0.245 and $0.244 for fiscal year 2012, respectively.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said “We are very pleased to carry our strong operational momentum into the fourth quarter of our fiscal year, ending the year with record results. Net revenues increased by 61.7% to $27.1 million during the fourth quarter, exceeding our previous guidance, due to robust growth in nearly all of our business lines. We attribute this solid performance to our commitment to high quality, results-oriented course offerings, our acute focus on enhancing the student learning experience and our effectiveness in scaling our valuable online learning platforms.”

“During the course of fiscal 2013, we made steady progress on our long-term strategic initiatives, including the advancement of our online and mobile learning technology integration and further development of our online open learning platform. In addition, we recently launched fee-based mobile accounting courses. Our strategic initiatives further reinforce CDEL’s leading position in China’s online education market. We believe our new initiatives along with our high-quality, results-oriented course offerings and superior services will enable us to achieve healthy and sustainable future growth.”

“Finally, our board has declared a cash dividend of $0.60 per ADS in line with our dividend policy, which is to return all excess cash generated in the year to shareholders. We have a great future ahead of us and remain committed to maximizing returns for our shareholders over the long-term.”

Ms. Ping Wei, Chief Financial Officer of CDEL, added, “We completed the fourth quarter with strong financial results that included $9.1 million in net income, a record for CDEL and significantly increased our total cash balance to $72.7 million. These results clearly demonstrate the scalability of our online model and our commitment to maximizing shareholder value. While high accrued expenses and other liabilities and income tax payable balances partially contributed to our high operating cash flow in the fourth quarter, our accelerated revenue and profit growth have been the fundamental drivers for this strong quarterly performance. Going forward, we will continue to focus on the execution of our operational plan and prudently manage our costs to achieve balanced growth and profitability.”

Fourth Quarter Fiscal 2013 Financial Results

Net Revenue. Total net revenue for the fourth quarter of fiscal 2013 was $27.1 million, representing a year-over-year increase of 61.7% from $16.7 million in the fourth quarter of fiscal 2012. Net revenue from online education services, books and reference materials, and other sources contributed to 86.6%, 5.9% and 7.5% of total net revenue for the fourth quarter of fiscal 2013, respectively.

Net revenue from online education services was $23.4 million, an increase of 67.5% from $14.0 million in the prior year period. The increase mainly resulted from higher revenue in the Company’s accounting, healthcare and construction engineering courses.

Net revenue from books and reference materials for the fourth quarter of fiscal 2013 was $1.6 million, an increase of 46.1% from $1.1 million in the fourth quarter of fiscal 2012.

Net revenue from other sources for the fourth quarter of fiscal 2013 was $2.0 million, an increase of 23.5% from $1.7 million in the fourth quarter of fiscal 2012. The increase was mainly due to higher revenue in other offline supplementary training courses, and courseware production services. This increase was partially offset by lower revenue in offline business start-up training courses.

Cost of Sales. Cost of sales for the fourth quarter of fiscal 2013 was $8.6 million, representing an increase of 26.8% from $6.8 million for the fourth quarter of fiscal 2012. The increase in cost of sales was mainly due to increased server lease fees and band-width costs, salaries and related expenses, lecturer fees, rental and related expenses, and other miscellaneous expenses.

Gross Profit. Gross profit for the fourth quarter of fiscal 2013 was $18.4 million, an increase of 85.8% from $9.9 million in the prior year period. Gross margin was 68.1%, compared to 59.3% in the fourth quarter of fiscal 2012 due to the scalability of the Company’s online model as revenue growth outpaced increases in most of the Company’s costs.

Operating expenses. Total operating expenses for the fourth quarter of fiscal 2013 were $7.3 million, an increase of 47.0% from $5.0 million in the prior year period.

Selling expenses amounted to $4.3 million for the fourth quarter of fiscal 2013, an increase of 32.9% from $3.2 million in the prior year period. The increase in selling expenses was primarily driven by increased salaries and related expenses and commission to the Company’s distributors.

General and administrative expenses were $3.0 million in the fourth quarter of fiscal 2013, an increase of 73.7% from $1.7 million in the prior year period. The increase in general and administrative expenses was primarily driven by increased salaries and related expenses, professional fees, and other miscellaneous administrative expenses.

Income Tax Expense. Income tax expenses for the fourth quarter of fiscal 2013 were $2.5 million, an increase of 59.0% from $1.6 million in the prior year period. The increase in income tax expenses was primarily due to the increase in taxable income.

Net Income. Net income was $9.1 million for the fourth quarter of fiscal 2013, representing an increase of 145.1% from $3.7 million in the prior year period. Net income margin was 33.6%, compared to 22.2% in the prior year period.

Operating Cash Flow. Net operating cash inflow was $7.0 million for the fourth quarter of fiscal 2013, compared to $2.6 million in the prior year period, primarily as a result of increased net income generated in the quarter. Decrease in accounts receivable, increases in accrued expenses and other liabilities, and income tax payable also contributed to the increase. This operating cash inflow was partially offset by the decrease in deferred revenue in the quarter.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of September 30, 2013 rose to $72.7 million compared to $65.9 million as of June 30, 2013 mainly due to robust cash flow generated from operating activities in the quarter.

Cash Dividend Declared

The Company today announced that its Board of Directors has approved and declared a cash dividend of $0.15 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on January 8, 2014.

Holders of American Depositary Shares (“ADS”), each representing four ordinary shares of CDEL, are accordingly entitled to the cash dividend of $0.60 per ADS. The depository, Deutsche Bank Trust Company Americas, will charge a fee of $0.02 per ADS when the dividends are distributed on or about January 10, 2014.

Subject to the Company’s ongoing financial performance, cash position, budget and business plan and market conditions, the Company’s Board of Directors will, on a yearly basis, consider continuing to pay cash dividends in the future.

Fiscal Year 2013 Financial Results

Net Revenues. Total net revenues from continuing operations increased by 37.0% to $71.4 million for the fiscal year 2013, from $52.1 million in the fiscal year 2012.

Net revenues from online education services for the fiscal year 2013 increased by 45.4% to $58.6 million from $40.3 million in the fiscal year 2012.

Net revenues from books and reference materials for the fiscal year 2013 increased by 15.6% to $5.1 million from $4.4 million in the fiscal year 2012. In addition, net revenue from other sources increased by 3.7% year-over-year to $7.7 million.

Cost of Sales. Cost of sales from continuing operations increased by 29.6% to $29.9 million for the fiscal year 2013, from $23.1 million in the fiscal year 2012.

Gross Profit and Gross Margin. Gross profit from continuing operations increased by 42.8% to $41.4 million for the fiscal year 2013 from $29.0 million in the fiscal year 2012. Gross profit margin from continuing operations for the fiscal year 2013 was 58.1%, an increase from 55.7% in the fiscal year 2012.

Operating Expenses. For the fiscal year 2013, total operating expenses from continuing operations increased by 30.1% to $25.5 million from $19.6 million in the fiscal year 2012.

For the fiscal year 2013, selling expenses from continuing operations increased by 38.2% to $15.7 million, compared to $11.3 million in the fiscal year 2012.

For the fiscal year 2013, general and administrative expenses from continuing operations increased by 18.9% to $9.8 million, compared to $8.2 million in the fiscal year 2012.

Income Tax Expense. For the fiscal year 2013, income tax expense was $3.8 million, an increase of 46.0% from $2.6 million in the fiscal year 2012.

Net Income from continuing operations. Net income from continuing operations was $13.6 million for the fiscal year 2013, an increase of 70.1% from $8.0 million in the fiscal year 2012.

Net Income. Net income was $13.6 million for the fiscal year 2013, an increase of 65.2% from $8.2 million in the fiscal year 2012.

Operating Cash Flow. Net operating cash inflow for fiscal year 2013 was $32.1 million, compared to $15.1 million in the last fiscal year.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of September 30, 2013 increased to $72.7 million from $57.7 million as of September 30, 2012.

Outlook

For the first quarter of fiscal 2014, the Company expects to generate total net revenues in the range of $15.8 to $16.9 million, representing year-over-year growth of approximately 22%-30%.

For the 2014 fiscal year, the Company expects to generate total net revenue in the range of $85.7-$90.7 million, representing year-over-year growth of approximately 20%-27%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will host a conference call at 8:30 a.m. Eastern Time on November 21, 2013 to discuss its fourth quarter and fiscal year 2013 financial results and recent development. The conference call may be accessed by calling 1-855-298-3404 (US), 1-631-5142-526 (International), 400-120-0539 (China), 800-905-927 (Hong Kong), or 44-(0)20-3078-7622 (UK). The passcode is CDEL or DL.

A telephone replay will be available shortly after the call until November 28, 2013 at 1-866-846-0868 (US), 61-2-9641-7900 (International), 400-184-2240 (China), 800-966-697 (Hong Kong), or 0800-169-7301 (UK). The conference ID is 9067309.

A live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The online courses offered by the Company are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, and other industries.

The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses and offline business start-up training courses. For further information please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the first quarter of the fiscal year 2014, the fiscal year 2014 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (including the Company’s open-platform strategy and fee-based, mobile accounting courses), contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online and offline courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our online and offline courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Contacts:

China Distance Education Holdings Limited Lingling Kong, IR manager Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	Investor Relations: Bill Zima ICR Inc. Tel: +1 646-328-2550

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2012	September 30, 2013
	(Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	49,723	71,919
Term deposit	7,956	817
Restricted cash	6	6
Accounts receivable, net of allowance for doubtful accounts of US$2,092 and US$1,773 as of September 30, 2012 and 2013, respectively	4,081	3,518
Inventories	658	698
Prepayment and other current assets	3,573	4,258
Deferred tax assets, current portion	1,856	1,751
Deferred cost	1,795	1,889

Total current assets	69,648	84,856

Non-current assets:
Property, plant and equipment, net	9,676	10,202
Goodwill	7,511	7,711
Other intangible assets, net	1,929	1,476
Deposit for purchase of non-current assets	131	374
Other non-current assets	1,091	1,375

Total non-current assets	20,338	21,138

Total assets	89,986	105,994

Liabilities and equity:
Current liabilities:
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$8,789 and US$13,637 as of September 30, 2012 and 2013, respectively)	9,636	15,361
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,319 and US3,661 as of September 30, 2012 and 2013, respectively)	2,627	4,282
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$9,408 and US16,831 as of September 30, 2012 and 2013, respectively)	9,450	16,854
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,524 and US4,300 as of September 30, 2012 and 2013, respectively)	3,524	4,300

Total current liabilities	25,237	40,797

Non-current liabilities:
Deferred tax liabilities, non-current portion (including non-current portion of deferred tax liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of nil and nil as of September 30, 2012 and 2013, respectively)	132	677

Total non-current liabilities	132	677

Total liabilities	25,369	41,474

Equity:
Ordinary shares (par value of US$0.0001 per share at September 30, 2012 and 2013, respectively; Authorized – 480,000,000 shares at September 30, 2012 and 2013, respectively; Issued and outstanding – 134,386,849 and 135,532,141 shares at September 30, 2012 and 2013, respectively)	13	14
Additional paid-in capital	61,777	46,742
Accumulated other comprehensive income	4,922	6,295
Retained Earnings/(Cumulative deficits)	(2,095)	11,469

Total China Distance Education Holdings Limited shareholders’ equity	64,617	64,520

Total equity	64,617	64,520

Total liabilities and equity	89,986	105,994

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2012	2013
Sales, net of business tax, value-added tax and related surcharges:
Online education services	13,989	23,430
Books and reference materials	1,096	1,601
Others	1,651	2,039

Total net revenues	16,736	27,070

Cost of sales
Cost of services	(6,102)	(7,883)
Cost of tangible goods sold	(712)	(755)

Total cost of sales	(6,814)	(8,638)

Gross profit	9,922	18,432

Operating expenses
Selling expenses	(3,241)	(4,308)
General and administrative expenses	(1,714)	(2,978)

Total operating expenses	(4,955)	(7,286)
Other operating income	41	—

Operating income	5,008	11,146

Interest income	328	507
Exchange loss	(27)	(16)

Income before income taxes	5,309	11,637
Less: Income tax expense	(1,596)	(2,538)

Net income attributable to China Distance Education Holdings Limited	3,713	9,099

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.028	0.067
Diluted	0.027	0.067

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.110	0.269
Diluted	0.110	0.266

Weighted average shares used in calculating net income per share:
Basic	134,879,897	135,349,711
Diluted	135,313,400	136,697,750

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2012	2013
Sales, net of business tax, value-added tax and related surcharges:
Online education services	40,281	58,573
Books and reference materials	4,438	5,129
Others	7,383	7,658

Total net revenues	52,102	71,360

Cost of sales
Cost of services	(20,494)	(27,073)
Cost of tangible goods sold	(2,587)	(2,844)

Total cost of sales	(23,081)	(29,917)

Gross profit	29,021	41,443

Operating expenses
Selling expenses	(11,337)	(15,673)
General and administrative expenses	(8,248)	(9,806)

Total operating expenses	(19,585)	(25,479)
Other operating income	58	59

Operating income	9,494	16,023

Interest income	1,119	1,415
Exchange loss	(40)	(77)

Income before income taxes	10,573	17,361
Less: Income tax expense	(2,600)	(3,797)

Net income from continuing operations attributable to China Distance Education Holdings Limited	7,973	13,564

Net income from discontinued operations attributable to China Distance Education Holdings Limited, net of tax	236	—

Net income attributable to China Distance Education Holdings Limited	8,209	13,564

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.059	0.100
Basic from discontinued operations	0.002	—

Basic	0.061	0.100

Diluted from continuing operations	0.059	0.100
Diluted from discontinued operations	0.002	—

Diluted	0.061	0.100

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.238	0.401
Basic from discontinued operations	0.007	—

Basic	0.245	0.401

Diluted from continuing operations	0.237	0.398
Diluted from discontinued operations	0.007	—

Diluted	0.244	0.398

Weighted average shares used in calculating net income per share:
Basic	133,996,737	135,174,562
Diluted	134,363,108	136,296,151